SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
BUSINESS OBJECTS S.A.
(Name of Subject Company)
BUSINESS OBJECTS S.A.
(Name of Person(s) Filing Statement)
Ordinary shares, €0.10 nominal value per share
American Depositary Shares, each representing One Ordinary Share
(Title of Class of Securities)

F12338 103
12328X 107
(CUSIP Number of Class of Securities)

David Kennedy
Senior Vice President, General Counsel and Corporate Secretary
c/o Business Objects Americas
3030 Orchard Parkway
San Jose, California 95134
(408) 953-6000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With a copy to:
Larry W. Sonsini, Esq.
John T. Sheridan, Esq.
Julia Reigel, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

BUSINESS OBJECTS THIRD QUARTER EARNINGS PRESENTATION SLIDES OCTOBER 24, 2007

Q3 FISCAL 2007 EARNINGS October 24, 2007

SAFE HARBOR: FORWARD LOOKING STATEMENTS During the course of today's presentation, our executives will make forward-looking statements including statements regarding the expansion of Business Objects' solution offerings through numerous new product launches and extended and new alliances, the potential changes in customer buying behavior resulting from the pending transaction with SAP, the anticipated impact of the transaction on our expenses and the uncertainty regarding the timing of the closing of the tender offer. Actual events or results may differ materially from those described in this presentation due to a number of risks and uncertainties. These potential risks and uncertainties include, among others: the impact of the proposed acquisition on Business Objects' financial results, including expenses; SAP's and Business Objects' ability to complete the proposed transaction, including the outcome of regulatory reviews of the proposed transaction; the failure to retain key Business Objects employees; customer and partner uncertainty regarding the anticipated benefits of the proposed transaction; SAP's and Business Objects' ability to achieve the anticipated synergies of the proposed transaction; Business Objects' ability to attract and retain customers for its end-to-end BI solutions; market acceptance of new products; Business Objects' and Adobe's ability to fulfill the joint initiatives established under their new strategic alliance arrangement; and other risks as detailed in Business Objects' SEC filings, including its Form 10-K for the year ended December 31, 2006 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, which are on file with the SEC and available at the SEC's website at www.sec.gov. Business Objects is not obligated to update these forward-looking statements to reflect events or circumstances after the date of this presentation.

USE OF NON-GAAP FINANCIAL MEASURES Today we will be discussing our results on a US GAAP as well as a non-GAAP basis. These non-GAAP results, also sometimes called pro forma results, exclude write-off of in process research and development charges, amortization of purchased intangibles, stock based compensation expense, and other non-recurring or non-cash charges. We use these additional non-GAAP measures as we believe they give useful operating information in addition to the US GAAP results. A reconciliation of US GAAP to non-GAAP financial statements is available in our press release and on our investor relations webpage at: www.businessobjects.com/company/investors.

FINANCIAL RESULTS Jim Tolonen Chief Financial Officer

Q3 FISCAL 2007 KEY FIGURES Growth Preliminary Q3 2007 $ in millions, except EPS Q3 2007 Q3 2006 Y/Y (CC) Results Guidance Total Revenues $369 $310 19% (15%) $366 - 370 $382 - 387 US GAAP Results Operating Margin 3% 10% Tax Rate 50% 43% 43% Net Income * $6 $20 -68% Fully Diluted EPS $0.07 $0.21 -68% $0.04 - 0.06 $0.16 - 0.20 Non-GAAP Results Operating Margin 15% 17% Tax Rate 33% 33% 33% Net Income $38 $39 -2% Fully Diluted EPS $0.39 $0.41 -4% $0.36 - 0.39 $0.43 - 0.47 * Q3 2007 US GAAP Net Income includes approximately $7 million of legal contingency reserve for the final settlement of the litigation with Decision Warehouse.

REVENUE ANALYSIS License Maintenance Global Services Rev. Mix 139 163 67 Q3 Fiscal 2007 Total Revenue = $369M (+19% Y/Y, +15% in CC*) Americas EMEA APJ Rev. Mix 198 145 26 Americas ($198M) +13% Y/Y EMEA ($145M) +29% Y/Y +21% in CC* APJ ($26M) +16% Y/Y * Growth rates in constant currencies (CC) License ($139M) +6% Y/Y +2% in CC* Maintenance ($163M) +27% Y/Y +22% in CC* Global Services ($67M) +34% Y/Y +31% in CC*

MARGIN PERFORMANCE Steady progress (+140bp improvement) over 9 months Q307 impacted by: Lower-than-expected license revenue Lost deferred revenue of acquisitions Lower margin from acquired companies Continued focus on operating margin improvement objectives Q1 Q2 Q3 9 months FY06 0.14 0.13 0.17 0.1497 FY07 0.16 0.175 0.146 0.1635 Q1 Q2 Q3 9 months FY06 0.064 0.046 0.095 0.069 FY07 0.017 0.091 0.028 0.046

STRONG BALANCE SHEET AND CASH FLOW Total Cash & Investments up $418M from December 31, 2006 Total Deferred Revenues up $46M from December 31, 2006 Improvement in DSO to 82 days in Q307 from 88 days in Q207 Cash flow from operations remains strong Total Cash & Investments (Excluding Restricted) $931M Total Deferred Revenues $339M Total Assets $3,425M Convertible Debt $640M Total Shareholders' Equity $1,880M DSO 82 Days Cash Flow from Operations (9 Months) $213M As of September 30, 2007

BUSINESS OBJECTS/SAP TRANSACTION October 7: joint announcement on the agreement October 10: SAP filed documents with the French Ministry of Economy October 18: fairness opinion report from independent expert October 22: several filings took place SAP filed with the AMF a draft prospectus on the transaction; Business Objects filed with the AMF a draft prospectus in response to SAP's, where the Board of Directors recommends investors to tender their securities to the proposed offer; October 22 and 23: SAP and Business Objects filed appropriate documents with the antitrust division of the EC and the US FTC Closing of the offer expected during Q1 2008

STRATEGIC OUTLOOK John Schwarz Chief Executive Officer

CONSTANT INNOVATION

Leader in End-to-End BI


Enterprise Performance Management
Dashboards
Scorecards
Applications
Information Discovery and Delivery
Reporting
Search
Exploration
Analysis
Enterprise Information Management
Data Integration
Data Federation
Data Quality
Text Analytics
Metadata
ERP
DW
RDBMS
OLAP
Email
Docs
Notes
Web
Structured
Unstructured

What's new?

- EPM XI Suite
- BusinessObjects Text Analysis
- BusinessObjects Intelligent Search
- Crystal Reports 2008
- BusinessObjects Polestar
- BusinessObjects Edge Series (Standard, Professional and Premium Editions)
- Information OnDemand
- BI OnDemand

SLIDE 11
COPYRIGHT © 2007 BUSINESS OBJECTS S.A. ALL RIGHTS RESERVED.

Over 3,000 strategic partners and resellers EXPANDING STRATEGIC ALLIANCES What's new? Strategic alliance with Adobe Systems to jointly develop new technologies OEM agreement with Intuit Expanded alliance with IBM to develop and distribute pre-integrated data warehousing and BI solutions

SAP & Business Objects: A Win-Win Solution Continued commitment to the most open, broad, and integrated platform in the industry Business user is a high-growth opportunity Independent unit within SAP Abundant product and go-to-market synergies

CONFIDENCE IN BUSINESS PERFORMANCE Strong demand Mid-market growing fast Diversified channel: Direct Indirect Software-as-a-service Product innovation and alliances Business Objects innovation + SAP presence = momentum Continued commitment to margin improvement objectives

INVESTOR RELATIONS CONTACTS John Ederer Edouard Lassalle Nina Camera Vice President, Investor Relations Director of Investor Relations, Europe U.S. Investor Relations +1 408 953 6064 +33 1 41 25 24 33 +1 408 953 6138 john.ederer@businessobjects.com edouard.lassalle@businessobjects.com nina.camera@businessobjects.com

Additional Information
The tender offer for the outstanding ordinary shares, the convertible bonds and the warrants of Business Objects has not yet commenced. This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Business Objects securities. The solicitation and the offer to buy ordinary shares of Business Objects, the convertible bonds and the warrants will be made only pursuant to an offer to purchase and related materials that SAP and its subsidiary intend to file with the SEC on Schedule TO. Business Objects also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.
Business Objects stockholders and other investors should read the draft Note d’Information and the draft Note en Réponse filed by SAP and by Business Objects, respectively, with the AMF on October 22, 2007, and any updates thereto carefully because these documents contain important information, including the terms and conditions of the tender offer. In addition, Business Objects stockholders and other investors should read the Tender Offer Statement on Schedule TO and the Schedule 14D-9 to be filed by SAP and Business Objects, respectively, carefully because these documents will contain important information, including the terms and conditions of the tender offer. Business Objects stockholders and other investors may obtain copies of the draft Note d’Information and the draft Note en Réponse and any other documents filed with the AMF from the AMF’s website (amf-france.org) , and any other tender offer documents subsequently filed with the AMF or the SEC from their respective websites (SEC website at www.sec.gov), in both cases without charge. Materials filed by SAP may be obtained for free at SAP’s web site, www.sap.com. Materials filed by Business Objects may be obtained for free at Business Objects’ web site, www.businessobjects.com. Stockholders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offer.